(Check One): ☒ Form 10-K and Form 10-KSB ☐ Form 11-K ☐ Form N-SAR ☐ Form 10-D ☐ Form 10-Q and Form 10-QSB ☐ Form 20-F ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number 0-23712

For Period Ended: December 31, 2004

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I    REGISTRANT INFORMATION

Asconi Corporation

Full Name of Registrant:

Former Name if Applicable:

1211 Semoran Boulevard, Suite 141

Address of Principal Executive Office (Street Number):

Casselberry, Florida 32707

City, State and Zip Code:

PART II    RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-D, N-SAR or N-CSR or transition report or portion thereof could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 (the “Annual Report”) cannot be filed within the prescribed time period because the Registrant is reviewing the Wells notice received from the staff of the Securities and Exchange Commission (“SEC”) on March 29, 2005 (as reported in Form 8-K filed with the SEC on April 1, 2005) and considering the effects of such Wells notice on certain disclosures to be included in its Annual Report. The Registrant believes that the receipt of the Well notice will result in revisions to disclosures and will have an effect on the Annual Report. However, the Registrant has not yet completed the process of analyzing the effects of the receipt of the Wells notice and determining what revisions are required and what effect those revisions will have on the Annual Report. As a result, the Registrant is unable to complete this process and file the subject Annual Report within the prescribed filing period without unreasonable effort or expense. The Registrant and its independent accountants are working to complete the revisions to the Annual Report as expeditiously as possible. The Annual Report that is subject hereof will be filed within the time allowed by the extension.

PART IV    OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

F. Alec Orudjev (Name)	(202) (Area Code)	466-9154 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s): ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2003 the Registrant reported a net loss of $37.9 million, which included non-recurring non-cash charges to income of approximately $41,200,000 related to the issuance 10,000,000 shares of Registrant’s common stock to its directors and officers as well as the issuance of 300,000 shares of common stock to consultants and as compensation. Without these charges the Registrants net income for the year ended December 31, 2003 would have been approximately $2.5 million. The registrant currently expects that it will report net income for the fiscal year ended December 31, 2004 in the range of $1.0 million.

ASCONI CORPORATION

(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 1, 2005	By:	/s/ Constantin Jitaru
		Name:	Constantin Jitaru
		Title:	President/Chief Executive Officer